Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

To:	[redacted]
Attn:	SEC Release
Fax:	+12027729207
Date:	20.10.2008
From:	Liberty International PLC
Headline:	Holding(s) in Company

08005484

RECEIVED
2008 OCT 21 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 22 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 10/24

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of the disposal of a total of 7,141,203 voting rights between 1 January 2008 and 19 September 2008, Liberty International PLC has received the following notification of interests in the ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Stanlib Asset Management
ii) Full name of shareholder(s) (if different from i)	
iii) Date of Transaction	The number of voting rights held first fell below 3% on 5 May 2008
iv) Date issuer was notified	17 October 2008
v) Threshold that was crossed	Below 3%
vi) Number of voting rights	5,880,684 (Direct)
vii) % of voting rights	1.621%

Susan Folger
Company Secretary
020 7887 7073

20 October 2008

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